SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

            PTI, INC. (f/k/a PHYSIO-TECHNOLOGY, INC.)
                         (Name of Issuer)

               Common Stock, no par value per share
                  (Title of Class of Securities)

                            719433104
                          (CUSIP Number)

                        Mr. John C. Castel
                             HC, Inc.
                      6700 S.W. Topeka Blvd.
                     Forbes Field Bldg. 281-G
                         Topeka, KS 66619
                          (800) 255-3554
   (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         with copies to:

                       Howard H. Mick, Esq.
                   Stinson, Mag & Fizzell, P.C.
                     1201 Walnut, Suite 2800
                      Kansas City, MO 64106
                          (816)842-8600

                          April 2, 1997

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO.    719433104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HC, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __   Not Applicable
          (b) __

3    SEC USE ONLY


4    SOURCE OF FUNDS

          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS __

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          KANSAS

                    7         SOLE VOTING POWER
   NUMBER OF                       0
    SHARES          8         SHARED VOTING POWER
 BENEFICIALLY                      0
   OWNED BY         9         SOLE DISPOSITIVE POWER
  REPORTING                        0
 PERSON WITH        10        SHARED DISPOSITIVE POWER
                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __ Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON
          CO

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of PTI, Inc., a Kansas corporation (the "Issuer"), which has its principal executive offices at 6700 S.W. Topeka Boulevard, Forbes Field Building 281-G, Topeka, Kansas 66619.

Item 2.  Identity and Background.

     This Schedule 13D is being filed pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"). It is filed by HC, Inc., a Kansas corporation ("HC"). Until April 2, 1997, the principal business of HC included acting as the parent company of the Issuer. HC is also a fifty percent (50%) owner of Accelerated Care Plus, L.L.C., a Delaware limited liability company that leases equipment to long term care facilities and provides disposables and clinical services to such care facilities. As discussed in Item 3, HC is no longer the parent company of the Issuer. The principal business and office address of HC is 6700 S.W. Topeka Boulevard, Forbes Field Building 281-G, Topeka, Kansas 66619.

     (d) During the last five years, HC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, HC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.


Item 3.  Source and Amount of Funds or Other Consideration.

     In Amendment No. 1 to the Schedule 13D of HC (f/k/a HCI, Inc.), which was filed with the Securities and Exchange Commission (the "SEC") on December 24, 1991 ("Amendment No. 1"), HC incorrectly reported the number of shares of the Issuer's Common Stock acquired by HC upon the conversion of the 10% Series A Convertible Subordinated Debenture on September 3, 1989 as 15,822,338 shares. The number of shares of the Issuer's Common Stock actually acquired by HC as a result of such conversion was 16,731,027 shares of Common Stock. However, the 19,028,147 shares of Common Stock reported as the total number of shares beneficially owned by HC as of September 3, 1989 was reported correctly.

     In Amendment No. 1, HC also incorrectly reported the number of shares of the Issuer's Common Stock over which it had sole voting power and sole dispositive power, and which it beneficially owned as 19,547,980 shares. The 19,547,980 shares reported mistakenly included 479,375 shares of the Issuer's Common Stock owned by Mr. Castel and his wife, Dawn Castel,
individually.    The number of shares of the Issuer's Common
Stock over which HC actually had sole voting power and sole dispositive power, and which it actually beneficially owned on December 24, 1991 was 19,068,605 shares of the Issuer's Common Stock, consisting of (i) 2,297,120 shares acquired from KDF and reported in the original Schedule 13D filed on June 16, 1989,
(ii) 16,731,027 shares acquired upon conversion of the Series A Debenture on September 3, 1989, and (iii) 40,458 shares which could have been acquired by HC upon the conversion of the 10% Series B Convertible Subordinated Debenture. The 19,068,605 shares of the Issuer's Common Stock beneficially owned by HC on December 24, 1991 represented 91.30% of the Issuer's 20,844,772 shares outstanding on that date.

     On June 30, 1993, HC acquired 62,070 shares of the Issuer's Common Stock upon the conversion of the 10% Series B Convertible Subordinated Debenture previously reported in Amendment No. 1. The shares of Common Stock acquired upon the conversion of the 10% Series B Convertible Subordinated Debenture were not acquired in exchange for any "funds or other consideration" paid at the time of such conversion. As a result of such conversion, on June 30, 1993, HC had sole voting power and sole dispositive power over, and beneficially owned 19,090,217 shares of the Issuer's Common Stock, which represented 91.31% of the Issuer's 20,906,842 shares outstanding on that date.

     On June 30, 1993, HC acquired 23,819 shares of the Issuer's Common Stock from the Issuer in exchange for a reduction of $123,600 of the debt the Issuer owed to HC. As a result of the acquisition, on June 30, 1993, HC had sole voting power and sole dispositive power over, and beneficially owned 19,114,036 shares of the Issuer's Common Stock, which represented 91.42% of the Issuer's 20,906,842 shares outstanding on that date.

     On May 10, 1994, HC sold 200,000 shares of the Issuer's Common Stock to the Frank C. Sabatini IRA in exchange for $50,000 in cash, which Mr. Sabatini's IRA paid from its personal funds. As a result of the sale, on May 10, 1994, HC had sole voting power and sole dispositive power over, and beneficially owned 18,914,036 shares of the Issuer's Common Stock, which represented 90.47% of the Issuer's 20,906,842 shares outstanding on that date.

     On September 30, 1994, HC sold 204,000 shares of the
Issuer's Common Stock to Promatek Industries Ltd. ("Promatek") in exchange for a $25,660 credit against HC's present and future accounts payable with Promatek. Also on September 30, 1994, HC sold another 795,000 shares of the Issuer's Common Stock, for a total of 999,000 shares, to Promatek in exchange for the assignment to HC of $100,000 of the Issuer's debt to Promatek.
After these two sales, on September 30, 1994, HC had sole voting power and sole dispositive power over, and beneficially owned
17,915,036 shares of the Issuer's Common Stock, which represented
85.69% of the Issuer's 20,906,842 shares outstanding on that date.

     On October 12, 1994, HC sold 250,000 shares of the Issuer's Common Stock to Joe Kay in exchange for $15,625 in cash, which Mr. Kay paid from his personal funds. As a result, on October 12, 1994, HC had sole voting power and sole dispositive power over, and beneficially owned 17,665,036 shares of the Issuer's Common Stock, which represented 84.49% of the Issuer's 20,906,842 shares outstanding on that date.

     On December 31, 1994, Dawn Castel contributed 68,062 shares of the Issuer's Common Stock to the capital of HC. Also on December 31, 1994, John C. Castel contributed 411,313 shares of the Issuer's Common Stock to the capital of HC. The 479,375 shares of the Issuer's Common Stock contributed to the capital of HC were not contributed in exchange for any "funds or other consideration." As a result of these contributions, on December 31, 1994, HC had sole voting power and sole dispositive power over, and beneficially owned 18,144,411 shares of the Issuer's Common Stock, which represented 86.79% of the Issuer's 20,906,842 shares outstanding on that date.

     On June 14, 1995, HC gifted 25,000 shares of the Issuer's Common Stock to David Draper. The shares of the Issuer's Common Stock gifted to Mr. Draper were not gifted in exchange for any "funds or other consideration." As a result of the gift, on June 14, 1995, HC had sole voting power and sole dispositive power over, and beneficially owned 18,119,411 shares of the Issuer's Common Stock, which represented 86.67% of the Issuer's 20,906,842 shares outstanding on that date.

     On December 31, 1996, John C. Castel contributed 67,675 shares of the Issuer's Common Stock to the capital of HC. The shares of the Issuer's Common Stock contributed to the capital of HC were not contributed in exchange for any "funds or other consideration." As a result of the contribution, on December 31, 1996, HC had sole voting power and sole dispositive power over, and beneficially owned 18,187,086 shares of the Issuer's Common Stock, which represented 86.99% of the Issuer's 20,906,842 shares outstanding on that date.

     On April 1, 1997, Dawn Castel contributed 29 shares of the
Issuer's Common Stock to the capital of HC.  Also on April 1,
1997, John C. Castel contributed 54 shares of the Issuer's Common
Stock to the capital of HC.  The 83 shares of the Issuer's Common
Stock contributed to HC were not contributed in exchange for any "funds or other consideration." As a result of the contributions, on April 1, 1997, HC had sole voting power and sole dispositive power over, and beneficially owned 18,187,169 shares of the Issuer's Common Stock, which represented 86.99% of the Issuer's 20,906,842 shares outstanding on that date.

     On April 2, 1997, HC made a distribution to its stockholders in proportion to their respective stock ownership of all 18,187,169 shares of Common Stock of the Issuer held by HC. The shares of the Issuer's Common Stock distributed to the stockholders of HC were not issued in exchange for any "funds or other consideration." The shares were deemed to have no market value because there is no trading market in the stock, the Issuer has very few operating assets and its liabilities substantially exceed the value of its assets. After the completion of the distribution, HC no longer owned any Common Stock of the Issuer. Therefore, as of April 3, 1997, HC did not have voting power or dispositive power over, and HC did not beneficially own any shares of the Issuer's Common Stock.

Item 4.  Purpose of Transaction.

     On June 30, 1993, HC received 23,819 shares of the Issuer's Common Stock in exchange for a reduction of $123,600 of the debt the Issuer owed to HC. During 1993, HC provided a $1,000,000 line of credit to the Issuer, with 12% interest due quarterly or the option to convert the interest due to principal at the rate of 115% of the interest then due. As an inducement to provide the line of credit, the Issuer granted HC an amount equal to 10% of the Issuer's gross revenues from the sale of its electromedical products, until such royalty payments equaled $4,500,000. The Issuer was in default on the line of credit due to non-compliance with certain loan covenants. In order to induce HC to continue providing the line of credit, waive compliance with certain loan covenants, waive interest on the line of credit, and waive the royalties payable on sales of electromedical products, the Issuer sold HC 23,819 shares of its Common Stock in exchange for a reduction of $123,600 of the debt the Issuer owed to HC under the line of credit.

     On May 10, 1994, HC sold 200,000 shares of the Issuer's Common Stock to the Frank C. Sabatini IRA in exchange for $50,000 in cash. The funds were used by HC to develop a business plan for the Issuer for the purposes of raising capital in a public offering or private placement of the Issuer's securities. The Issuer was not successful in pursuing such a public offering or private placement.

     On September 30, 1994, HC sold 204,000 shares of the Issuer's Common Stock to Promatek in exchange for a $25,660 credit from Promatek to be used by HC to pay for certain product development services performed by Promatek. The credit was to be applied toward present and future development costs per HC's purchase orders.

     Also on September 30, 1994, HC sold another 795,000 shares of the Issuer's Common Stock to Promatek in exchange for the assignment to HC of $100,000 of the Issuer's debt to Promatek.
HC accepted the debt assignment as consideration for the Issuer's Common Stock in order to induce Promatek to continue providing product development services to the Issuer.

     On October 12, 1994, HC sold 250,000 shares of the Issuer's
Common stock to Joe Kay in exchange for $15,625 in cash. The funds were used to provide general working capital for HC, and indirectly, the Issuer.

     On December 31, 1994, Dawn Castel contributed 68,062 shares of the Issuer's Common Stock to the capital of HC. Also on December 31, 1994, John C. Castel contributed 411,313 shares of the Issuer's Common Stock to the capital of HC. The 479,375 shares of the Issuer's Common Stock that Mr. Castel and his wife, Dawn, contributed to HC were contributed to HC because Mr. Castel and his wife, the sole shareholders of HC, desired that such shares be held by a corporation wholly owned by them, rather than held individually.

     On June 14, 1995, HC gifted 25,000 shares of the Issuer's
Common Stock to David Draper for personal reasons.

     On December 31, 1996, John C. Castel contributed another 67,675 shares of the Issuer's Common Stock to the capital of HC. On April 1, 1997, Dawn Castel gifted 29 shares of the Issuer's Common Stock to HC. Also on April 1, 1997, Mr. Castel gifted 54 shares of the Issuer's Common Stock to HC. The 67,758 shares of the Issuer's Common Stock that Mr. Castel and his wife, Dawn, either contributed or gifted to HC were contributed or gifted to HC because Mr. Castel and his wife, the sole shareholders of HC, desired that such shares be held by a corporation wholly owned by them, rather than held individually.

     All of the stock of HC was sold to a third party (the
"Buyer") on April 4, 1997. The Buyer did not wish to acquire and HC did not wish to sell any of the Common Stock of the Issuer.
As a result, HC distributed the Common Stock to its stockholders on April 2, 1997, as described in Item 3 above.


Item 5.  Interest in Securities of the Issuer.

     (a) As of April 3, 1997, HC did not hold or beneficially own any shares of the Common Stock of the Issuer, which represented 0% of the 20,906,842 shares of Common Stock then outstanding.

     (b) HC's power to vote or dispose of the shares of the Issuer's Common Stock reported as being beneficially owned by it on the dates of each transaction reported in this Schedule 13D was as follows:





                                  Voting                 Disposition

Date          COMMON         Sole        Shared       Sole       Shared
              STOCK

12/24/91       HC         19,028,147    19,028,147  19,028,147  19,028,147

6/30/93         HC        19,090,217    19,090,217  19,090,217  19,090,217

6/30/93         HC        19,114,036    19,114,036  19,114,036  19,114,036

5/10/94         HC        18,914,036    18,914,036  18,914,036  18,914,036

9/30/94         HC        17,915,036    17,915,036  17,915,036  17,915,036

10/12/94       HC         17,665,036    17,665,036  17,665,036  17,665,036

12/31/94       HC         18,144,411    18,144,411  18,144,411  18,144,411

6/14/95         HC        18,119,411    18,119,411  18,119,411  18,119,411

12/31/96       HC         18,187,086    18,187,086  18,187,086  18,187,086

4/1/97         HC         18,187,169    18,187,169  18,187,169  18,187,169

4/2/97         HC             0             0           0           0

     (c)  See Items 3 and 4 above.

     (d)  Not applicable.

     (e)  April 2, 1997.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

               None.

Item 7.   Material to Be Filed as Exhibits.

     The following material is filed as an Exhibit to this
Schedule 13D:

          None.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 24, 1997.



                                   HC, INC.

                                   By: /s/ John C. Castel
                                      Name:  John C. Castel
                                      Title: President